September 26, 2006

Michael McTiernan (Mail Stop 4561)

Special Counsel

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	PowerShares DB Multi-Sector Commodity Trust

DB Multi-Sector Commodity Master Trust

Registration Statement on Form S-1

Filed June 29, 2006

Registration No. 333-135422 and 333-135422-01

Dear Mr. McTiernan:

Thank you for your comment letter of July 26, 2006 addressed to Kevin Rich of DB Commodity Services LLC (the “Managing Owner”) regarding the captioned registration statement (the “Registration Statement”) for PowerShares DB Multi-Sector Commodity Trust (formerly known as DB Multi-Sector Commodity Trust) (the “Trust”) and DB Multi-Sector Commodity Master Trust (the “Master Trust”). This letter responds on behalf of the Managing Owner to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following. Capitalized terms used but not defined in this letter have the meaning given in the prospectus forming a part of the Registration Statement.

Summary

1.	Please briefly describe, in the forepart of the summary, the reason you have utilized a multi-series trust structure and the substantive differences, if any, to an investor in investing in a series rather than a stand alone trust. We note your discussion of liability issues on page 8.

Response:

We have revised the forepart of the Summary in response to the foregoing comment. See page 1 of the Summary under “The Trust and the Funds; The Master Trust and the Master Funds.”

September 26, 2006

2.	In the second column on page 1, please clarify the meaning of “indicative intra-day value.”

Response:

We have clarified the meaning of “indicative intra-day value.” See page 1 of the Summary under “Purchases and Sales in the Secondary Market on the Amex.”

Shares of Each Fund Should Track Closely the Value of its Index, page 5

3.	Please confirm that you will not disclose daily NAV to certain market participants, including Authorized Participants, prior to publishing it publicly.

Response:

On behalf of the Managing Owner, we confirm that the Managing Owner will not disclose daily NAV to certain market participants, including Authorized Participants, prior to publishing it publicly.

Organizational Chart, page 16

4.	Please clarify that each fund, and not the Master Trust, will trade on the AMEX.

Response:

We have revised the Organizational Chart in response to the foregoing comment. See page 18.

Risk Factors, 17

The shares of each fund are new securities products and their value could decrease if unanticipated operational or trading problems arise...page 19

5.	This risk factor is too general for investors to ascertain any meaningful risk you are trying to convey. Please revise to provide examples of the “mechanisms and procedures governing the creation, redemption and offering of the shares” that you refer to in the first sentence so that investors can better evaluate the risk.

September 26, 2006

Response:

We respectfully submit that the “mechanisms and procedures governing the creation, redemption and offering of the shares” clearly refers to mechanisms and procedures described in the Prospectus under the headings “CREATION AND REDEMPTION OF SHARES” and “PLAN OF DISTRIBUTION” and that the inclusion of examples in this risk factor would not facilitate an investor’s ability to evaluate this risk. Additionally, please note that Risk Factor (8) of this Registration Statement is substantially similar to both (i) Risk Factor (8) of the PowerShares DB Commodity Index Tracking Fund’s Prospectus dated August 14, 2006 and (ii) Risk Factor (9) of the PowerShares DB G10 Currency Harvest Fund’s Prospectus dated September 15, 2006, each of which has recently been declared effective.

Fewer Representative Commodities…page 19

6.	Please clarify which funds are highly concentrated in a single commodity and specify the commodity.

Response:

We have revised Risk Factor (11) in response to the foregoing comment. See page 21.

Plan of Distribution, page 128

7.	Please expand to include the name of the initial purchaser and the details of the initial purchase as mentioned on the cover page.

Response:

We have revised the disclosure in “Plan of Distribution” in response to the foregoing comment. See page 134.

Legal Matters, page 129

8.	Please expand to reference the legal and tax opinions to be issued by counsel and filed as exhibits.

Response:

We have revised the disclosure in “Legal Matters” in response to the foregoing comment. See page 136.

September 26, 2006

Part II

Item 15, Recent Sales of Unregistered Securities

9.	Please update when appropriate to reflect the sale to the initial purchaser.

Response:

The shares to be sold to the initial purchaser will be registered pursuant to this Registration Statement, which will be effective at the time of sale. Consequently, we respectfully submit that it will not be appropriate for those shares to be reflected in Item 15.

Exhibits

10.	Please file your tax and legal opinion with your next amendment or provide us with drafts of these opinions so that we have an opportunity to review them.

Response:

We have filed the tax and legal opinions simultaneously with the filing of the Registration Statement.

*         *         *

We are filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently with the filing of this letter.

If you have any further questions or comments, please do not hesitate to call me at (212) 839-5458 or call my partner, Jim Munsell, at (212) 839-5609.

Very truly yours,

/s/ Michael J. Schmidtberger
Michael J. Schmidtberger

Enclosure

cc:	Kevin Rich

Gregory Collett